Exhibit 99.4

GLASS HOUSE BRANDS INC.

(FORMERLY MERCER PARK BRAND ACQUISITION CORP.)

AMENDED AND RESTATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of April 1, 2024 and should be read together with Glass House Brands Inc.’s (the “Company”) audited Consolidated Financial Statements (the “Financial Statements”), as of and for the years ended December 31, 2022 and 2021, and accompanying notes. The financial results discussed herein have been prepared in accordance with U.S. GAAP (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Overview

The Company, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and, collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Refer to “Note 3 – Correction of Error in Previously Issued Financial Statements” in the Financial Statements for further disclosure on correction of errors noted subsequent to the issuance of the Amended and Restated Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021 on April 1, 2024.

Major Business Lines and Geographies

The Company views its financial results under one business line – the creation of extensible wholesale goods, and CPG and brands through cannabis cultivation, production, and sales. The Company currently generates all of its revenue in the state of California.

While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.

Cannabis Cultivation, Production and Sales

The Company operates multiple greenhouse cultivation facilities located in unincorporated Carpinteria and Camarillo, California, and its manufacturing production facilities are located in Lompoc, California. During the year ended December 31, 2022, the Company completed the acquisition of an approximately 5.5 million square foot hi-tech greenhouse facility (the “Camarillo Facility”) located in Camarillo, California (the “Camarillo Asset Acquisition”). Phase I of the Camarillo Facility is now licensed and operational. The Company completed the first harvest in June 2022, four weeks earlier than expected. In April 2022, the Company completed the acquisition of Plus Products Holdings Inc., a leading edible brand in California. In September 2022, the Company completed three acquisitions of Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California. As of the date of the MD&A, a fourth NHC-affiliated dispensary located in Turlock, California is in the process of being acquired and is anticipated to close in or about April 2023.

The Company generates revenue by selling its products in bulk at wholesale and at retail to its own and third-party dispensaries in California, including raw cannabis, cannabis oil, and cannabis CPG. The Company’s “Farmacy” branded dispensaries are currently located in Santa Barbara, Santa Ana and Berkeley, California.

Market Update and Objectives

The state of California represents the largest single state-legalized market for cannabis in the U.S., with an adult population of over 31 million. The California market is highly fragmented, with over 8,500 cultivation licenses in operation, over 1,000 distribution licenses, over 800 operational dispensaries, greater than 1,000 brands and a significant illicit market. In addition to this, burdened with high taxes, competition and weakened consumer demand, California operators may find it difficult to operate in this market. While in recent years, the Company has seen wholesale prices decline from years past, the Company has seen some recent improvement in wholesale prices, and, due to its operations, the Company believes it is best fit to capitalize on that. With this backdrop, the Company looks to continue to use scale in cultivation and distribution (at wholesale and through its own retail dispensaries and third-party retailers) to achieve economies of scale that will allow the Company to outperform competitors and build superior brand awareness and loyalty.

SELECTED FINANCIAL INFORMATION

The following are the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021:

	Year Ended
	December 31,	December 31,
	2022	2021
Revenues, Net	$84,873,992	$63,192,506
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	64,162,019	47,393,399

Gross Profit	20,711,973	15,799,107

Operating Expenses:
General and Administrative	45,574,365	33,780,783
Sales and Marketing	3,427,338	3,530,529
Professional Fees	9,951,482	9,078,289
Depreciation and Amortization	12,301,466	4,767,396
Impairment Expense - Investments	—	817,875
Impairment Expense - Goodwill	5,850,772	—

Total Operating Expenses	77,105,423	51,974,872

Loss from Operations	(56,393,450)	(36,175,765)

Other Expense (Income):
Interest Expense	7,608,490	2,736,875
Interest Income	(56,468)	(64,837)
Loss on Investments	2,006,639	1,089,047
Loss (Gain) on Change in Fair Value of Derivative Liabilities	29,863	(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities	(28,868,949)	(4,031,634)
Loss on Disposition of Subsidiary	—	6,090,337
Loss on Extinguishment of Debt	489,647	—
Other (Income) Expense, Net	(252,822)	117,216

Total Other (Income) Expense, Net	(19,043,600)	5,112,004

Loss from Operations Before Provision for Income Tax Expense	(37,349,850)	(41,287,769)
Provision for Income Tax Expense	(4,385,154)	2,012,737

Net Loss	(32,964,696)	(43,300,506)

Net Loss Attributable to Non-Controlling Interest	(61,675)	(197,774)

Net Loss Attributable to the Company	$(32,903,021)	$(43,102,732)

Loss Per Share - Basic and Diluted	$(0.83)	$(1.11)

Weighted-Average Shares Outstanding - Basic and Diluted	$64,182,436	$40,280,639

Revenue

Revenue for the year ended December 31, 2022 was $84.9 million, which represents an increase of $21.7 million, or 34%, from $63.2 million for the year ended December 31, 2021. The increase in revenue was primarily due to an increase in the Company’s wholesale biomass operations by $16.7 million, or 40%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021. The increase in wholesale biomass was partially driven from operations in the Camarillo Facility which completed the first harvest in June 2022, coupled with an increase in wholesale prices in the California market as well the acquisition of Plus Products Holdings Inc. in April 2022. The Company’s increase in revenue was also due to an increase in our cannabis retail operations of $5.0 million, or 23%, in retail sales during the year ended December 31, 2022 as compared to retail sales during the comparative prior year. The increase was primarily attributable to the acquisitions of certain Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California in September 2022. The Natural Healing Center retail dispensaries reported an aggregate $6.6 million in net retail revenue for the year ended December 31, 2022, compared to nil for the comparative prior year.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the year ended December 31, 2022 was $64.2 million, an increase of $16.8 million, or 35%, compared to $47.4 million for the year ended December 31, 2021. Gross profit for the year ended December 31, 2022 was $20.7 million, representing a gross margin of 24%, compared with a gross profit of $15.8 million, representing a gross margin of 25% for the year ended December 31, 2021. The increase in cost of goods sold was primarily attributable to the Company’s growth in revenue and accompanying increase in production costs associated with the Company’s cultivation and retail expansion. The gross margin is primarily consistent with the prior year.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2022 was $77.1 million, an increase of $25.1 million, or 48%, compared to total operating expenses of $52.0 million for the year ended December 31, 2021. The increase in total operating expenses was attributable to the factors described below.

General and administrative expenses for the years ended December 31, 2022 and 2021 were $45.6 million and $33.8 million, respectively, an increase of $11.8 million, or 35%. The increase in general and administrative expenses is primarily attributed to the Company’s initiatives in connection with operational expansion including corporate, cultivation and retail operations which resulted in an increase of $9.1 million for stock-based compensation and salaries and wages for the year ended December 31, 2022 as compared to the prior year.

Sales and marketing expenses for the years ended December 31, 2022 and 2021 were $3.4 million and $3.5 million, respectively, a decrease of $0.1 million, or 3%. The decrease in sales and marketing expenses is primarily attributed to the decrease in the Company’s efforts related to digital media, marketing research and promotions. Sales and marketing expenses include trade marketing, point of sale marketing for our CPG product lines and promotions in various media outlets.

Professional fees for the years ended December 31, 2022 and 2021 were $9.9 million and $9.1 million, respectively, an increase of $0.8 million, or 10%. The Company recognized increased legal fees of $1.8 million during the year ended December 31, 2022 as compared to the prior year which was primarily driven by acquisition-related fees for the Natural Healing Center retail dispensaries located in Grover Beach, Lemoore, and Morro Bay and start-up activities associated with new cannabis retail dispensaries located in Santa Barbara and Santa Ynez, California, and other acquisition-related fees. The increase in legal fees was partially offset by a decrease in accounting services and consulting fees of $1.1 million during year ended December 31, 2022 as compared to the prior year as a result of the preparation for the merger with Mercer Park during the year ended December 31, 2021.

Depreciation and amortization for the years ended December 31, 2022 and 2021 was $12.3 million and $4.8 million, respectively, an increase of $7.5 million, or 158%. The increase is attributed to the growth of the Company’s operations through the acquisition of the Camarillo Facility in the third quarter of 2021 which resulted in increased depreciation and amortization during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Impairment expense for the years ended December 31, 2022 and 2021 was $5.9 million and $0.8 million, respectively, an increase of $5.0 million, or 615%. During the year ending December 31, 2022, management noted indicators of impairment related to CPG goodwill and the Company recorded impairment expense for goodwill $5.9 million. During the year ending December 31, 2021, the Company recognized $0.8 million of other than temporary impairment for an equity method investment as a result of the investee ceasing operations.

Total Other Income

Total other income for the year ended December 31, 2022 was $19.0 million, and total other expense for the year ended December 31, 2021 was $5.1 million, a favorable variance of $24.1 million, or 473%. The favorable variance was primarily due to an increase in gain on change in fair value of contingent liabilities of $24.8 million for the current year as compared to the prior year due to the decline of the Company’s share price for which the fair value of some contingent liabilities is based upon and reduced projections of earnings in which the fair value of other contingent liabilities is based upon. See “Note 15 – Contingent Shares and Earnout Liabilities” in the Consolidated Financial Statements for further information. In addition, there was a favorable variance of $6.1 million due to a loss in the disposition of a subsidiary recognized during the year ended December 31, 2021, with nothing comparable in the current year. During the year ended December 31, 2021, the Company deconsolidated Field Investment Co. LLC, a subsidiary, and its subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC, for de minimis consideration to an unrelated party. The favorable variances were offset by an increase in interest expense of $4.9 million due to the Series B Preferred Shares financing by the Company’s subsidiary GH Group, Inc. (the “Private Placement Financing”), discussed below, and a loss on change in fair value of derivatives of $0.9 million during the year ended December 31, 2022 as compared to the prior year. See “Note 19 – Shareholders’ Equity” in the Financial Statements for further information on the private placement financing.

Provision for Income Taxes

The provision for income tax for the years ended December 31, 2022 and 2021 was a tax benefit of $4.4 million compared to $2.0 million of tax expense, respectively, a favorable variance of $6.4 million, or 318%. The favorable change in provision for income taxes was due to the Company’s decrease in net loss from operations compared to the prior year.

SUMMARY OF QUARTERLY RESULTS

The following are unaudited results of operations for the three months ended December 31, 2022 compared to three months ended December 31, 2021:

	Three Months Ended
	December 31,	December 31,
	2022	2021
	(unaudited)	(unaudited)
Revenues, Net	$29,936,472	$17,011,130
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	20,708,215	17,268,025

Gross Profit (Loss)	9,228,257	(256,895)

Operating Expenses:
General and Administrative	13,729,419	13,527,875
Sales and Marketing	858,723	1,178,713
Professional Fees	1,876,125	2,079,805
Depreciation and Amortization	3,413,024	2,521,058
Impairment Expense - Investments	—	817,875
Impairment Expense - Goodwill	5,850,772	—

Total Operating Expenses	25,728,063	20,125,326

Loss from Operations	(16,499,806)	(20,382,221)

Other Expense (Income):
Interest Expense	2,167,938	543,500
Interest Income	(55,961)	(16,172)
Loss on Investments	358,647	236,318
(Gain) on Change in Fair Value of Derivative Liabilities	(48,187)	—
Loss (Gain) on Change in Fair Value of Contingent Liabilities	2,086,400	(808,241)
Other Expense (Income), Net	(315,324)	59,872

Total Other Expense, Net	4,824,161	15,277

Loss from Operations Before Provision for Income Tax Expense	(21,323,967)	(20,397,498)
Provision for Income Tax Expense (Benefit)	(7,412,198)	(2,102,708)

Net Loss	(13,911,769)	(18,294,790)

Net Loss Attributable to Non-Controlling Interest	(8,070)	(197,774)

Net Loss Attributable to the Company	$(13,903,699)	$(18,097,016)

Loss Per Share - Basic and Diluted	$(0.28)	$(0.31)

Weighted-Average Shares Outstanding - Basic and Diluted	71,964,711	56,678,711

Revenue

Revenue for the three months ended December 31, 2022 was $29.9 million, which represents an increase of $12.9 million, or 76%, from $17.0 million for the three months ended December 31, 2021. The Company’s wholesale biomass and cannabis retail operations increased by $7.4 million and $5.5 million, respectively, for the three months ended December 31, 2022 as compared to the same period in the prior year. The increase in wholesale biomass was primarily driven from operations in the Camarillo Facility which completed the first harvest in June 2022 as compared to no contributing revenue for the same period in the prior year. The Company’s increase in revenue was also due to an expansion of our cannabis retail operations and the acquisitions of the Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California in September 2022.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended December 31, 2022 was $20.7 million, an increase of $3.4 million, or 20%, compared with $17.3 million for the three months ended December 31, 2021. Gross profit for the three months ended December 31, 2022 was $9.2 million, representing a gross margin of 31%, compared with a gross loss of $0.3 million, representing a gross loss margin of (2)% for the three months ended December 31, 2021. The increase in cost of goods sold was primarily attributable to the Company’s growth in revenue and accompanying increase in production. An increase in retail and cultivation capacity as well as the associated increase in product, labor, and overhead costs during the three months ended December 31, 2022 supported the increase in production. The increase in gross margin was primarily due to increased revenue from the Company’s acquired subsidiaries which became operational during the current period and were non-operational in the same period in the prior year.

Total Operating Expenses

Total operating expenses for the three months ended December 31, 2022 was $25.7 million, an increase of $5.6 million, or 28%, compared to total operating expenses of $20.1 million for the three months ended December 31, 2021. The increase in total operating expenses was attributable to the factors described below.

General and administrative expenses for the three months ended December 31, 2022 and December 31, 2021 were $13.7 million and $13.5 million, respectively, an increase of $0.2 million, or 1%. The increase in general and administrative expenses is primarily due to the Company’s initiatives with operational expansion driving a $1.6 million increase in salaries and wages and other personnel-related costs, a $1.0 million increase in cannabis taxes and licensing fees, and a $0.3 million increase in rent expense for the three months ended December 31, 2022 as compared to the same period in the prior year. These increases were partially offset by a $2.8 million decrease in bad debt expense where certain notes receivable for Element 7 and the Pottery of $2.2 million and $1.0 million, respectively, were reserved during the fourth quarter of 2021.

Sales and marketing expenses for the three months ended December 31, 2022 and December 31, 2021 were $0.9 million and $1.2 million, respectively, a decrease of $0.3 million, or 27%. The decrease in sales and marketing expenses is primarily attributed to the Company’s efforts related to trade shows, promotions, and digital media expenses during the three months ended December 31, 2022, as compared to the same period in the prior year. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.

Professional fees for the three months ended December 31, 2022 and December 31, 2021 were $1.9 million and $2.1 million, respectively, a decrease of $0.2 million, or 10%. The Company recognized a decrease in legal and consulting fees of $0.4 million primarily attributable to the debt financing in 2021, partially offset by increased accounting professional fees of $0.2 million during the fourth quarter of 2022 as compared to the same period in the prior year.

Depreciation and amortization for the three months ended December 31, 2022 and December 31, 2021 was $3.4 million and $2.5 million, respectively, an increase of $0.9 million, or 35%. The increase is attributed to the growth of the Company’s operations through acquisition, as well as significant property and equipment acquired in recent periods as compared to the same period in the prior year.

During the fourth fiscal quarter of 2022 and 2021, management noted indicators of impairment related to CPG goodwill and an equity method investment, respectively. The Company recorded impairment expense for goodwill and other than temporary impairment for an equity method investment of $5.9 million and $0.8 million, respectively, for the three months ended December 31, 2022 and 2021, respectively.

Total Other Expense

Total other expense for the three months ended December 31, 2022 and 2021 was $4.8 million and nil, respectively, an increase of $4.8 million. The increase in total other expense was primarily due to a $1.6 million increase in interest expense, $0.1 million of higher net losses on investments, $2.9 million unfavorable change in fair value of contingent liabilities during the three months ended December 31, 2022 as compared to the same period in the prior year.

Provision for Income Taxes

The provision for income tax benefit for the three months ended December 31, 2022 was $7.4 million, a favorable change of $5.3 million, or 253%, compared to provision for income tax benefit of $2.1 million for the three months ended December 31, 2021. The unfavorable change in provision for income taxes was directly impacted by the Company’s increase in gross profit for the current period.

Non-GAAP Financial Measures

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA

Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This non-GAAP measure represents the Company’s current operating profitability and ability to generate cash flow.

Adjusted EBITDA

EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, loss on equity method investments, impairment, change in fair value of derivative liabilities, change in fair value of contingent liabilities, acquisition-related professional fees, non-operational start-up costs and loss on disposition of subsidiary. Non-operational start-up costs are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations. This non-GAAP measure represents the Company’s current operating profitability and ability to generate cash flow excluding non-recurring, irregular or one-time expenditures in order improve comparability.

Management believes that these non-GAAP financial measures assess the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that the Company believes are not reflective of the Company’s ongoing operating results and performance.

As there are no standardized methods of calculating these non-GAAP financial measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered, as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in the Company’s financial statements.

These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, the Company believes investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.

These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:

●	exclude certain tax payments that may reduce cash available to the Company;
●	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
●	do not reflect changes in, or cash requirements for, working capital needs; and
●	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.

Adjusted EBITDA (non-GAAP)

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the three months ended December 31, 2022 compared to the three months ended December 31, 2021:

	Three Months Ended
	December 31,	December 31,
	2022	2021
Net Loss (GAAP)	$(13,911,769)	$(18,294,790)
Depreciation and Amortization	3,413,024	2,521,058
Interest Expense	2,167,938	543,500
Income Tax Expense	(7,412,198)	(2,102,708)
EBITDA (non-GAAP)	(15,743,005)	(17,332,940)
Adjustments:
Shared-Based Compensation	3,770,329	3,153,365
Stock Appreciation Rights Expense	—	(43,210)
Loss on Equity Method Investments	358,647	236,318
Impairment Expense	5,850,772	817,875
Change in Fair Value of Derivative Liabilities	(48,187)	—
Change in Fair Value of Contingent Liabilities	2,086,400	(808,241)
Acquisition Related Professional Fees	—	34,582
Non-Operational Start-up Costs	319,063	1,662,743
Non-Operational Notes Receivable Bad Debt Reserve	—	3,242,786
Adjusted EBITDA (non-GAAP)	$(3,405,981)	$(9,036,722)

Adjusted EBITDA, a non-GAAP financial measure, was a net loss of $3.4 million for the three months ended December 31, 2022 compared to a net loss of $9.0 million for the three months ended December 31, 2021. The favorable change in Adjusted EBITDA of $5.6 million is primarily due to an increase in gross profit of $9.5 million for the three months ended December 31, 2022 as compared to the same period in the prior year.

Non-operational start-up costs are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the year ended December 31, 2022 compared to the year ended December 31, 2021:

	Year Ended
	December 31,	December 31,
	2022	2021
Net Loss (GAAP)	$(32,964,696)	$(43,300,506)
Depreciation and Amortization	12,301,466	4,767,396
Interest Expense	7,608,490	2,736,875
Income Tax Expense	(4,385,154)	2,012,737

EBITDA (non-GAAP)	(17,439,894)	(33,783,498)
Adjustments:
Shared-Based Compensation	12,755,681	8,709,913
Stock Appreciation Rights Expense	(35,442)	35,442
Loss on Equity Method Investments	2,006,639	1,089,047
Impairment Expense	5,850,772	817,875
Change in Fair Value of Derivative Liabilities	29,863	(825,000)
Change in Fair Value of Contingent Liabilities	(28,868,949)	(4,031,634)
Acquisition Related Professional Fees	2,261,195	5,017,471
Non-Operational Start-up Costs	1,179,796	1,662,743
Non-Operational Notes Receivable Bad Debt Reserve	—	3,242,786
Loss on Disposition of Subsidiary	—	6,090,337
Adjusted EBITDA (non-GAAP)	$(22,260,339)	$(11,974,518)

Adjusted EBITDA, a non-GAAP financial measure, was a net loss of $22.3 million for the year ended December 31, 2022 compared to a net loss of $12.0 million for the year ended December 31, 2021. The unfavorable change in adjusted EBITDA of $10.3 million is primarily due to higher non-excludable operating expenses after adjustments.

Selected Quarterly Information

A summary of selected information for each of the quarters presented is as follows:

		Net Income	Earnings	Earnings
		(Loss) Before	(Loss) Per	(Loss) Per
		Non-	Share - Basic	Share - Diluted
		Controlling	Attributable to	Attributable to
	Revenues	Interest	the Company	the Company
	Unaudited	Unaudited
December 31, 2022	$29,936,472	$(13,911,769)	$(0.28)	$(0.28)
September 30, 2022	$27,281,424	$15,254,579	$0.05	$0.04
June 30, 2022	$15,485,955	$(13,894,109)	$(0.22)	$(0.22)
March 31, 2022	$12,170,141	$(20,413,391)	$(0.34)	$(0.34)
December 31, 2021	$17,011,130	$(18,294,790)	$(0.31)	$(0.31)
September 30, 2021	$15,339,673	$(7,248,681)	$(0.17)	$(0.17)
June 30, 2021	$17,528,562	$(4,219,234)	$(0.19)	$(0.19)
March 31, 2021	$13,313,141	$(13,537,798)	$(0.55)	$(0.55)

Revenue for the quarter ended December 31, 2022 was $29.9 million, an increase of $2.7 million, or 10% from $27.3 million for the quarter ended September 30, 2022. The increase in revenue during the fourth quarter of 2022 is primarily due to the acquisitions of the Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California which reported $5.4 million in revenue as compared to nil during the third quarter of 2022. Revenue for the quarter ended September 30, 2022 was $27.3 million, an increase of $11.8 million, or 76% from $15.5 million for the quarter ended June 30, 2022. The increase was primarily due to the Company’s expanded cultivation operations of the Camarillo Facility which completed the first harvest in June 2022. Revenue for the quarter ended June 30, 2022 was $15.5 million, which represents an increase of $3.3 million, or 27% from $12.2 million for the quarter ended March 31, 2022. The increase in revenue was primarily due to the operations of the Camarillo Facility which had revenues of $2.2 million as compared to nil during the quarter ended March 31, 2022. The Company completed the Phase I retrofitting project work at the Camarillo Facility during the quarter ended June 30, 2022. Revenue for the quarter ended March 31, 2022 was $12.2 million, which represents a decrease of $4.8 million or 28% from $17.0 million for the quarter ended December 31, 2021. The decrease in revenue during the three months ended March 31, 2022 was driven by decreased wholesale biomass pricing and lower biomass production. Revenue for the quarter ended December 31, 2021 was $17.0 million, which represents an increase of $1.7 million or 11% from $15.3 million for the quarter ended September 30, 2021. The increase in revenue from the quarter ended September 30, 2021 was primarily due to the increase in quantity of wholesale biomass sold offset by a continued decline in pricing.

Net loss for the quarter ended December 31, 2022 was $13.9 million, which represents an unfavorable change of $29.2 million, or 191% from net income of $15.3 million for the quarter ended September 30, 2022. The unfavorable change was due to a gain on change in fair value of contingent liabilities recognized during the quarter ended September 30, 2022 of $31.1 million as compared to a loss on change in fair value of contingent liabilities of $2.1 million during the fourth quarter of 2022. Net income for the quarter ended September 30, 2022 was $15.3 million, which represents a favorable change of $29.1 million, or 210% from $13.9 million net loss for the quarter ended June 30, 2022. The decrease in net loss was primarily due to the increase in other income of $25.1 million for the current quarter as a result of a gain on change in fair value of contingent liabilities recognized. Net loss for the quarter ended June 30, 2022 was $13.9 million, which represents a decrease of $6.5 million, or 32% from $20.4 million net loss for the quarter ended March 31, 2022. The decrease in net loss was primarily due to a gain on change in fair value of contingent liabilities as a result of the unfavorable change in Company stock price as of June 30, 2022 as compared to March 31, 2022. Net loss for the quarter ended March 31, 2022 was $20.4 million, which represents an increase of $2.1 million or 12% from a net loss of $18.3 million for the quarter ended December 31, 2021. The difference in net loss was due to a decrease in gross profit for the quarter ended March 31, 2022, coupled with increased operating expenses, including an increase in general and administrative expenses as well as depreciation and amortization.

The Company was building the Camarillo Facility that was acquired during the fourth quarter of 2021, which resulted in a $2.6 million net loss recognized for the quarter ended March 31, 2022. Net loss for the quarter ended December 31, 2021 was $18.3 million, which represents an increase of $11.0 million, or 152% from a net loss of $7.2 million for the quarter ended September 30, 2021. The difference in net loss was primarily due to an increase in total operating expenses for the quarter ended December 31, 2021 of $7.4 million of which $4.9 million is related to non-operational start-up costs and non-operational notes receivable bad debt reserve coupled with net loss related to the Camarillo Facility of $2.6 million for the quarter ended December 31, 2021.

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2022, the Company had an accumulated deficit of $92.7 million, a net loss attributable to the Company of $32.9 million and net cash used in operating activities of $40.8 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors and/or third-party lenders in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

Credit Agreement with Senior Secured Lender

On December 9, 2021, the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100.0 million with funds managed by a U.S.-based private credit investment fund and other third-party participating lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50.0 million. The initial term loan has a variable interest rate currently set at 10% per annum, but which in no event shall be more than 12% per annum. The principal amount of the initial term loan has been, and is anticipated to be, used for ongoing operations, capital expenditures and other corporate purposes. See “Note 17 – Notes Payable and Convertible Debentures” in the Financial Statements for further information.

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10.0 million (the “Incremental Term Loan”), for total available proceeds of $110.0 million. The Incremental Term Loan bears interest at a rate of 10% per annum and is payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, which are each exercisable to acquire one Equity Shares at an exercise price of $11.50 per share and expire on June 26, 2026. These warrants were fair valued using Level 1 inputs as these warrants are openly traded on a stock exchange. The principal amount of the initial term loan has been, and is anticipated to be, used for ongoing operations, capital expenditures and other corporate purposes.

On August 30, 2022, the Company repaid the $10.0 million Incremental Term Loan in cash with proceeds received from the private placement financings, as discussed below under the heading “Private Placement Financings”.

As of December 31, 2022, the Company was in violation of one or more debt service covenants under the Credit Agreement. On March 29, 2023, the Company entered into an amendment by which the Senior Secured lender waived such violations and agreed to extend a certain debt service coverage ratio covenant for each fiscal quarter beginning on June 30, 2023. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding on August 1, 2023.

Private Placement Financings

On August 31, 2022, the Company, through its subsidiary GH Group, Inc. (“GH Group”), closed the first tranche of the private placement financing of Series B Preferred Shares for an aggregate face value of $37.4 million. The initial closing included new money invested of $14.3 million and existing Series A Preferred Shares with a face value of $22.6 million exchanged for new Series B Preferred Shares. A total of 37,337 shares of Series B Preferred Shares were issued which consisted of 22,606 replacement shares issued to the existing Series A Preferred Shareholders in exchange for new Series B Preferred Shares and 14,731 shares issued in exchange for new investment of cash in the Private Placement Financing. Additionally, the Company cancelled 2,263,385 existing warrants of the Company and issued 4,526,848 replacement warrants of the Company as well as 2,946,240 new warrants of the Company. The warrants have an exercise price of $5.00 per warrant and expire in August 31, 2027.

On September 30, 2022, the Company, through GH Group, closed on the second tranche of the private placement financing of Series B Preferred Shares for an aggregate face value of $4.9 million. The second closing included new investment of cash in the amount of $4.8 million and an exchange of existing Series A Preferred Shares with a face value of $0.1 million for new Series B Preferred Shares. A total of 4,860 shares of Series B Preferred Shares were issued which included an exchange of 91 existing Series A Preferred Shares for new Series B Shares and 4,769 shares for new investment in the private placement financing. Additionally, the Company cancelled 9,191 existing warrants of the Company, issued 18,384 replacement warrants of the Company and issued 953,800 new warrants of the Company. The warrants have an exercise price of $5.00 per warrant and expire in August 2027. The combined new cash raised from the first and second closings is approximately $19.8 million. See “Note 19 – Shareholders’ Equity” in the Financial Statements for further information.

On December 6, 2022, the Company, through GH Group, closed on a third tranche of the private placement financing of Series B Preferred Shares for an aggregate face value of $7.8 million. The third closing included new investment of cash in the amount of $7.8 million and an exchange of existing Series A Preferred Shares with a face value of $0.02 million for new Series B Preferred Shares. A total of 7,773 shares of Series B Preferred Shares were issued which included an exchange of 15 Series A Preferred Shares for new Series B Shares and 7,758 shares for new investment in the private placement financing. Additionally, the Company cancelled 1,557 existing warrants of the Company, issued 3,115 replacement warrants of the Company and issued 1,551,550 new warrants of the Company. The warrants have an exercise price of $5.00 per warrant and expire in August 2027. The combined new cash raised from the three closings is approximately $27.3 million. See “Note 19 – Shareholders’ Equity” in the Financial Statements for further information.

On December 30, 2022, the Company through its subsidiary, GH Group, Inc., closed on a new private placement financing of 4,700 GH Group Series C Preferred Shares in cash with an aggregate face value of $4.8 million. In conjunction with these transactions, the Company issued 940,000 warrants of the Company. The warrants have an exercise price of $5.00 per warrant and expire in August 2027. See “Note 19 – Shareholders’ Equity” in the Financial Statements for further information.

Financial Condition

Cash Flows

The following table summarizes the Company’s Consolidated Statements of Cash Flows from the Financial Statements for the years ended December 31, 2022 and 2021:

	2022	2021
Net Cash Used in Operating Activities	$(40,784,553)	$(20,285,249)
Net Cash Used in Investing Activities	(29,200,673)	(111,500,742)
Net Cash Provided by Financing Activities	30,061,897	181,317,571

Net (Decrease) Increase in Cash, Restricted Cash and Cash Equivalents	(39,923,329)	49,531,580
Cash, Restricted Cash and Cash Equivalents, Beginning of Year	54,066,831	4,535,251

Cash, Restricted Cash and Cash Equivalents, End of Year	$14,143,502	$54,066,831

Cash Flow from Operating Activities

Net cash used in operating activities was $40.8 million for the year ended December 31, 2022, an increase of $20.5 million, or 101%, compared to $20.3 million for the year ended December 31, 2021. The unfavorable variance in cash used in operating activities was primarily due to an unfavorable variance of $26.6 million attributable to adjustments to reconcile net loss to net cash used in operating activities coupled with a $4.2 million increase from changes in operating assets and liabilities, partially offset by a favorable $10.3 million decrease in net loss for the year ended December 31, 2022, when compared to the prior year.

Cash Flow from Investing Activities

Net cash used in investing activities was $29.2 million for the year ended December 31, 2022, a decrease of $82.3 million, or 74%, compared to $111.5 million for the year ended December 31, 2021. This was primarily driven by a decrease in purchases of property and equipment of $80.7 million for the year ended December 31, 2022, as compared to the prior year. During the year ended December 31, 2021, the Company closed on the Camarillo Facility asset acquisition and was in the process of completing retrofitting improvements to the Camarillo Facility for its intended operational use.

Cash Flow from Financing Activities

Net cash provided in financing activities totaled $30.1 million for the year ended December 31, 2022, a decrease of $151.2 million, or 83%, compared to $181.3 million for the year ended December 31, 2021. This was driven by cash proceeds received from the issuance of equity related to the business combination of GH Group and Mercer Park Brand Acquisition Corp. during the year ended December 31, 2021 of $125.8 million, compared to $0.3 million during the year ended December 31, 2022 and was coupled with a decrease in proceeds from the issuance of notes payable of $48.8 million. Additionally, the Company had an increase in proceeds from the issuance by GH Group of preferred shares of $32.0 million for the year ended December 31, 2022 as compared to nil in the prior year.

As previously noted, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. The Company expects to generate positive cash flow from its operations going forward and expects such positive cash flow to be its principal source of future liquidity. In the event sufficient cash flow is not available from operating activities, the Company may be required to continue to raise equity capital from investors in order to meet liquidity needs. The Company does not have any committed sources of financing, nor significant outstanding capital expenditure commitments.

Contractual Obligations

The Company has contractual obligations to make future payments, including debt agreements and lease agreements from third parties.

The following table summarizes such obligations as of December 31, 2022:

	2023	2024	2025-2026	After 2026	Total
Notes Payable to Third Parties	$668,955	$7,546,530	$41,976,398	$16,256,423	$66,448,306
Lease Obligations	2,408,929	2,449,245	4,685,675	7,339,700	16,883,549

Total Contractual Obligations	$3,077,884	$9,995,775	$46,662,073	$23,596,123	$83,331,855

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties During the Year Ended December 31, 2022

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. All material transactions between related parties during the year ended December 31, 2022 are as follows:

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $0.21 million increasing to $0.24 million for years two to five. Rent expense for the years ended December 31, 2022 and 2021 were $0.24 million and $0.24 million, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $0.06 million increasing to $0.07 million for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $0.07 million and $0.07 million, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $0.01 million starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $0.14 million and increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $0.06 million and nil, respectively.

In August 2022, the Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $0.04 million increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $0.01 million and nil, respectively.

Consulting Agreement

Beach Front Property Management Inc., a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated, September 28, 2020. The monthly consulting fee is $0.01 million for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days’ written notice. Consulting fees for the years ended December 31, 2022 and 2021 were $0.13 million and 0.13 million, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASU 2016-02, “Leases (Topic 842)” (“ASC 842”), the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Consolidated Balance Sheets. ROU assets for finance leases are included in property and equipment, net, and accrued current and non-current obligations are included in accounts payable and accrued liabilities and other non-current liabilities, respectively, in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets and are expensed in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgment in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. In adoption of ASC 842, the Company applied the practical expedient test or approach which applies hindsight in determining the lease term and assessing impairment of right-of-use assets by using its actual knowledge or current expectation as of the effective date. The Company also applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset. Lessees are required to record a right-of -use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets of the Financial Statements. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. Professional standards also provide an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as “The Meaning of Conventional Convertible Debt Instrument”.

The Company applies ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASC 815-40”), which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under ASC 815, “Derivatives and Hedging”, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control or require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Balance Sheets dates.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations of the Financial Statements. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations of the Financial Statements immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, “Business Combinations”.

Consolidation of Variable Interest Entities (“VIE”)

ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.

Share-Based Compensation

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonuses and restricted stock units (together, “Awards”). See “Note 20 – Share-Based Compensation” in the Financial Statements for further information.

The Company accounts for Awards in accordance with ASC 718, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the Awards, net of estimated forfeitures, which is generally the performance period, and the related amount is recognized in the Consolidated Statements of Operations of the Financial Statements.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the Financial Statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk. Rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In May 2021, the FASB issued ASU 2021-04, “Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 is effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable, trade payables, accrued liabilities, operating lease liabilities, derivatives, notes payable, acquisition consideration of assets and liabilities. All assets and liabilities for which fair value is measured or disclosed in the Financial Statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2022 and 2021 is the carrying values of cash, restricted cash, and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2022 and 2021, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Liquidity and Capital Resources”. The Company has therefore depended on financing from sale of our equity and from debt financing to fund our operations. Overall, management does not expect the net cash contribution from our operations and investments to be positive in the near term, and the Company therefore expects to rely on financing from equity or debt.

Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the state, local, and federal levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s annual information form for the year ended December 31, 2022, available on SEDAR at www.sedar.com.

Shareholders’ Equity

As of December 31, 2022 and 2021, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares.

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares have three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of the Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of the Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and the Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of the Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably in the Company’s remaining property along with all holders of the other classes of the Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable shares (the “Exchangeable Shares”) are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares, except that the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the business combination or merger with Mercer Park, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under the U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for the Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interest; however, there would be no impact on earnings per share.

Preferred Shares GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”) and 55,000 shares are designated as shares of Series B Preferred Shares (the “GH Group Series B Preferred”). On December 30, 2022, the GH Group amended and restated its Certificate of Incorporation, to authorize 5,000 shares of Series B Preferred Shares (the “GH Group Series C Preferred”). As of December 31, 2022 and 2021, there were 54,669 and 18,515,491, respectively, GH Group Preferred Shares issued and outstanding. Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of the GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of the GH Group Series B Preferred are to receive payment prior to holders of the GH Group Series A Preferred and GH Group Series C Preferred. GH Group has the right to redeem all or some of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were nil and 18,515,491 shares of the GH Group Series A Preferred issued and outstanding as of December 31, 2022 and 2021, respectively; there were 49,969 and nil shares of the GH Group Series B Preferred issued and outstanding as of December 31, 2022 and 2021, respectively; and there were 4,700 and nil shares of the GH Group Series C Preferred issued and outstanding as of December 31, 2022 and 2021, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $5.8 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively.

Shares Outstanding

As of March 22, 2023, the Company had 4,754,979 Multiple Voting Shares and 56,868,199 Equity Shares issued and outstanding. There are 12,566,550 Exchangeable Shares issued and outstanding in the capital of MPB. In addition, the Company had an aggregate of 44,258,882 warrants, 1,452,887 stock options and 1,983,495 RSUs outstanding as of March 22, 2023.

The following table summarizes the Equity Shares that were issued and outstanding as of March 22, 2023:

Issued and
Equity Shares	Outstanding
Subordinate Voting Shares (SVS)	23,287,783
Restricted Voting Shares (RVS)	18,532,803
Limited Voting Shares (LVS)	15,047,613
56,868,199

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by the Company herein and the expected timing related thereto; the expected operations, financial results and condition of the Company; general economic trends; expectations of market size and growth in the United States and California, the State the Company operates in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; the Company’s future objectives and strategies to achieve those objectives; the Company’s estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Company’s ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of the Company’s business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.

Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Disclosure Controls and Internal Control over Financial Reporting

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).

Disclosure Controls and Procedures

In accordance with NI 52-109, management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, have evaluated the effectiveness of the Company’s DCP. Based on the evaluation of the Company’s DCP as of December 31, 2022, the Company’s CEO and CFO concluded that, as a result of the material weaknesses in our ICFR described below, the Company’s DCP were not effective as of such date.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
●	receipts and expenditures are only being made in accordance with authorizations of management and the board of directors of the Company; and
●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments.

A material weakness is a deficiency, or combination of control deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management has concluded that as of December 31, 2022, our DCP were not effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act or under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure. As a result, management noted the following material weaknesses:

As of December 31, 2022, we have material weaknesses in our ICFR relating to use of estimates and assumptions that affect the reported amounts of certain assets and liabilities at the dates of the Financial Statements and the reported amount of total expenses during the reporting period. The Company did not appropriately review the accounting treatment relating to the accounting for complex financing transactions and for business combinations. The Company did not appropriately assess its distributor agreements for appropriate accounting treatments. The Company did not appropriately account for impairments for its long-lived assets and goodwill resulting in changes in the impairment of goodwill. The Company did not appropriately identify all acquired intangible assets, resulting in changes to the purchase price allocation. The Company did not appropriately assess the terms and conditions related to the GH Group Preferred Shares issued during the year, did not properly value the Equity Shares issued in one of the business combinations that closed during the year and did not identify and account for certain deferred Equity Share issuances that are a apart of the consideration of the acquisitions that closed during the year. As a result, the Company corrected the classification and the recorded amounts related to the GH Group Series B Preferred Shares and the treatment and valuation of the acquisition transactions. No other material errors were identified in the Financial Statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

As of December 31, 2021, we have material weaknesses in our ICFR relating to non-routine transactions, accounting for an asset acquisition and financial instruments. The Company did not appropriately review the accounting treatment of rent abatement in relation to an asset acquisition transaction which resulted in the Company correcting the recorded amounts related to rental income, property plant and equipment and deferred rent income. In addition, the Company did not appropriately assess the collectability of certain financial instruments resulting in the Company writing off certain notes receivables. No other material errors were identified in the Financial Statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation of Material Weakness in ICFR

Management, with oversight from the audit committee, will implement remediation measures related to the material weaknesses identified. The Company will implement a plan which includes providing more comprehensive and timely training to control owners related to non-routine transactions. The Company will proactively hire additional personnel with requisite skills to review complex non-routine transactions including, but not limited to asset acquisition and credit worthiness of the holders of our financial instruments and accounting for distribution agreements. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. We will continue to monitor and evaluate the effectiveness of our ICFR over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weakness. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

Limitations of Controls and Procedures

Our management, including the CEO and CFO of the Company, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company’s annual information form for the year ended December 31, 2022, is available on SEDAR at www.sedar.com.